Axion International Holdings, Inc.
180 South Street, Suite 104, New Providence, NJ 07974

April 8, 2010

John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Axion International Holdings, Inc. Form 10-K/A for the fiscal year ended September 30, 2009 Filed January 28, 2010 SEC file No. 0-13111

Dear Mr. Hartz:

On behalf of Axion International Holdings, Inc. (the "Company"), I hereby respond to the comment contained in your March 25, 2010 comment letter.

Exhibit 31.2

Comment:

1.
We note that in your certification where you are instructed to insert the identity of the certifying individual you include the title of such individual.  This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way.  The certifying officer is required to certify in their personal capacity.  Please ensure that in all future annual and quarterly filings your certification language conforms exactly to the applicable rules.  In addition, please have your certifying officer supplementally represent to us that he is signing all of the certifications in his personal capacity.

Response:

The Company will modify the certification language in future annual and quarterly filings to conform to applicable rules.  In addition, the Company is providing with this correspondence a representation from its certifying officer that he is signing all of such certifications in his personal capacity.

If you have any questions or comments with regard to the filing, please contact me at the above address.

Very truly yours,

/s/ Gary Anthony
Gary Anthony, Chief Financial Officer

Attachment 1

Supplemental Representation

As requested in the March 25, 2010 letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), to Axion International Holdings, Inc. (the “Company”) concerning the Company’s Form 10-K/A for the fiscal year ended September 30, 2009, filed January 28, 2010, I hereby represent to the Commission that I sign the certifications required by Section 302 of the Sarbanes-Oxley Act, and filed with the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, in my personal capacity.

Date: April 8, 2010	/s/ Gary Anthony
Gary Anthony
Chief Financial Officer
Axion International Holdings, Inc.